Exhibit 21

List of Subsidiaries of Rockwell Collins, Inc.

Name	State/Country of Incorporation
Intertrade Limited	Iowa
K-Systems, Inc.	California
Kaiser Aerospace & Electronics Corporation	Nevada
(d/b/a Kaiser Electroprecision)
Kaiser Electro-Optics, Inc.	California
Kaiser Optical Systems, Inc.	Michigan
NLX Holding Corporation	Delaware
Rockwell Collins Aerospace & Electronics, Inc.	Delaware
(d/b/a Flight Dynamics and Kaiser Electronics)
Rockwell Collins Simulation & Training Solutions LLC	Delaware
Rockwell Collins Technologies LLC	Delaware
Rockwell-Collins France S.A.S.	France
Rockwell-Collins (U.K.) Limited	United Kingdom

Listed above are certain consolidated subsidiaries included in the consolidated financial statements of the Company. Unlisted subsidiaries, considered in the aggregate, do not constitute a significant subsidiary.